Exhibit 99.3

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

WIPRO LIMITED

PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

CONTROL NUMBER:

Please be sure to sign and date this Voting Instruction Card	Date

ADR Holder sign here	Co-owner sign here

ANNUAL GENERAL MEETING

	For	Against
Resolution 1	☐	☐

Resolution 2	☐	☐

Resolution 3	☐	☐

Resolution 4	☐	☐

Resolution 5	☐	☐

Resolution 6	☐	☐

Resolution 7	☐	☐

Resolution 8	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above	☐

Mark box at right if an address change has been noted on the reverse of this card	☐

DETACH CARD	DETACH CARD

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

JPMorgan Chase Bank (the “Depositary”) has received advice that the Fifty Seventh Annual General Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 17, 2003, at 4:30 p.m., for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 8, 2003. Only the registered holders of record at the close of business June 5, 2003, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: June 12, 2003